EXHIBIT 1

VOCE CAPITAL LAUNCHES PROXY CONTEST
TO REPLACE OBAGI BOARD

Voce Nominates Six Independent Directors, Demands Early Meeting

SAN FRANCISCO – December 3, 2012 – Voce Capital Management LLC (“Voce”), which led the successful campaign to defeat the poison pill at the 2012 annual meeting of Obagi Medical Products, Inc. (“Obagi”) (Nasdaq:OMPI) earlier this year, today announces its intention to replace six members of the Obagi Board of Directors with independent nominees and demands that the Company hold the annual meeting by February 28, 2013.

In a letter today to Obagi, Voce criticized the Board for continued mismanagement of the Company, its refusal to address Voce’s demands for corporate governance reform and its unbending hostility toward all acquisition interest.  Directly addressing Obagi’s Board members, Voce stated in its letter:

Your failings as a Board are many and varied.  But they all stem from a common flaw:  Your incentives are misaligned with, and in many ways adverse to, those of shareholders.  You have but a de minimis economic stake in Obagi’s success and it appears to us that your paramount objective is perpetuating your control over the Company at all costs.  As a result of Stonington Partners engulfing influence, none of the normal checks and balances exist to hold you accountable or to keep you honest.  Accordingly, we have concluded that the only way to fix Obagi – indeed, to save it – is with the replacement of the Board with new, independent directors.

Voce’s distinguished nominees include Dr. George Lasezkay, the former head of strategy and corporate development for Allergan; Joseph Whitters, an advisor to Frazier Health Care and the Chairman of the Board of Mentor at the time of its $1 billion acquisition by Johnson & Johnson; Jim Hickey, who has served as Chief Executive of six different medical devices companies, and was recently the Chairman of the Board of Vital Images when it was acquired by Toshiba; Kristin McDonnell, who was recently CEO of Limelife, a female-oriented mobile media company, with two decades of previous senior marketing experience in a variety of consumer-oriented companies; Joseph Lash, a private equity investor, senior Wall Street advisor and experienced public company Board member; and one Voce representative, J. Daniel Plants, its Managing Partner and a former investment banking executive at Goldman Sachs and JPMorgan Chase.  “Unlike the current Stonington claque, our nominees have no business ties to one another or (with the exception of Voce’s sole representative on the slate) to Voce and will represent the interests of all Obagi shareholders,” stated Voce.  Voce’s letter (which follows this release) contains more extensive biographical information on the nominees.

Finally, Voce’s letter calls upon Obagi to hold the annual meeting no later than February 28, 2013.  Consistent with the concerns Voce has recently expressed about the destruction of value at Obagi, it states that “waiting until June to hold the annual meeting will likely result in the further deterioration of Obagi’s franchise value.  The Company simply cannot afford another six months of reckless leadership and wasteful spending on the Board and CEO’s internet dream.”  The letter concludes “that most of the shareholders remain fully informed on the Company’s myriad issues.  Quite simply, there is no need to wait until next June to resolve these long-simmering disagreements.”

Voce’s Mr. Plants added the following comment upon the sending of today’s letter:  “The credibility and experience of our nominees dwarfs that of the current Directors.  For the benefit of all involved, we hope that our fellow shareholders will join our call for an early meeting and communicate their sentiments directly to the Obagi Board.”

About Voce Capital Management

Voce Capital Management LLC is an employee-owned investment manager and the adviser to Voce Catalyst Partners LP, a private investment partnership.

CONTACT INFORMATION:	J. Daniel Plants
Managing Partner
Voce Capital Management LLC
(415) 489-2601

VOCE CATALYST PARTNERS LP, VOCE CAPITAL PARTNERS LP, VOCE CAPITAL MANAGEMENT LLC AND J. DANIEL PLANTS (COLLECTIVELY, “VOCE”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT WRITTEN PROXIES FROM THE STOCKHOLDERS OF OBAGI MEDICAL PRODUCTS, INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY VOCE, JAMES B. HICKEY, JR., GEORGE M. LASEZKAY, JOSEPH V. LASH, KRISTIN MCDONNELL AND JOSEPH E. WHITTERS (COLLECTIVELY, THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF THE COMPANY, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF THE COMPANY AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, VOCE WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD (WHEN AVAILABLE) WITHOUT CHARGE UPON REQUEST.

The full text of Voce’s letter follows.

December 3, 2012

Members of the Board of Directors
Obagi Medical Products, Inc.
3760 Kilroy Airport Way, Suite 500
Long Beach, CA 90806

Attention:  Corporate Secretary

Gentlemen and Lady:

Voce Capital Management LLC (“VCM”) is the investment advisor to Voce Catalyst Partners LP (“VCP” and, together with VCM, “Voce”).  VCP has been a shareholder of Obagi Medical Products, Inc. (“Obagi” or the “Company”) continuously since June 2, 2011.

On February 10, 2012 we wrote you a detailed letter expressing our concerns about Obagi’s corporate governance; the Board’s unwillingness to evaluate, and hostility toward, inbound acquisition interest; and the Company’s leadership and strategy.  We then actively opposed the poison pill you had recently enacted, leading the successful campaign to defeat its ratification.  The rebuke that you received at the shareholders meeting – the poison pill garnered the support of less than one-third of the shares outstanding – was a clear message from the Company’s shareholders.  After the meeting, we stated that “the vote on the poison pill was nothing short of a referendum on the Board’s stand-alone strategy and its persistent disrespect for shareholders.”  We went on to reiterate our calls for Board reform and a credible review of Obagi’s strategy and alternatives.

In the ensuing months you have not only failed to address these issues but in many respects they have grown far worse.  The Company’s corporate governance continues to reek of entrenchment; the poorly-conceived internet plan, on which you have bet the Company’s future, is in tatters; a significant amount of shareholder capital has been squandered; and the Company continues to shun credible overtures from parties interested in acquiring Obagi, while industry consolidation swirls around you at an ever-quickening pace.

Accordingly, we are writing to advise you that we intend to replace a majority of the Obagi Board at the 2013 annual meeting of shareholders.  Our six nominees bring credibility and experience that dwarfs that of the current Board.  Unlike the current Stonington claque, our nominees have no business ties to one another or (with the exception of Voce’s sole representative on the slate) to Voce and will represent the interests of all Obagi shareholders.

Finally, there is simply no reason to defer resolution of these matters until next June.  The issues to be decided are well known to all, and we therefore call upon you to accelerate the annual meeting by holding it no later than February 28, 2013.

*  *  *

One would have hoped that the results of the vote on the poison pill in June, and the criticism of the Board’s actions leading up to it, might have ushered in urgently needed reform at Obagi.  So how have you responded to these events?

Corporate governance.  Your first reaction to the poison pill’s defeat was to vote yourselves a substantial raise, increasing the Board’s cash compensation, annual stock grant and per meeting fees.  The average Director’s annual compensation was increased by more than two-thirds.  In addition to his increased annual retainer, Mr. Fitzgibbons will now receive $30,000 for his service as Chairman of the Board.  None of your compensation contains a performance component nor is it linked to any shareholder value measure.  In keeping with your prior disclosure habits, this information was buried within your 10-Q rather than disclosed in an 8-K.

Then in August you appointed a new member, Kristina Leslie, to the Board.  We welcome fresh perspective in this Board room, but the mere addition of one Director hardly constitutes “reform” of the Board in any meaningful sense.  None of the existing Directors have stepped down, including and especially the two Stonington Partners Directors whose removal we have repeatedly demanded.  The entirety of the Company’s corporate governance has been corrupted by the dominance of Stonington Partners.  Messrs. Fitzgibbons and Bartholdson cling to their Board seats despite the fact that their defunct leveraged buyout fund long ago sold its ownership in Obagi back to the Company.  The remaining “independent” Directors have all previously been appointed by Stonington Partners to sit together on other Stonington portfolio company boards.1

The independent Directors continue to own well less than 1% of the Company’s shares. Despite authorizing a significant repurchase of Obagi’s shares following the annual meeting, once again not a single Director thought the Company was an interesting enough investment opportunity to actually purchase shares with his or her own capital.  We still cannot find a single instance when any current Director has ever purchased a share of Obagi stock in the open market.  And in fact some of the Company’s managers actually sold shares during this period.2

You have continued to make payments of almost $1 million per year to affiliates of Cobrek Pharmaceuticals (“Cobrek”), a private company where Mr. Hummel is also CEO and in which he holds a significant equity stake.  These include compensation to members of Cobrek’s Board of Directors and one of its outside consultants.  Cobrek is located in Chicago, some 2000 miles from Obagi’s headquarters.  Are we to believe that there are no similar services available in Southern California, where Obagi is based?  Could it be true that the most qualified individuals to perform these duties happen to work for a small private company headed and owned by Mr. Hummel?  We are at a loss as to how any Director faithfully discharging his fiduciary responsibilities could condone these ongoing payments.

Strategic alternatives.  Beginning with our February 2012 letter, we have repeatedly insisted that the Obagi Board stop squelching inbound acquisition interest in the Company.  This interest has been substantial and ongoing for many years.  Obagi received several written proposals to acquire the Company in 2011.  The Board responded by telling potential acquirers that it would not consider acquisition proposals.  In response to these offers it also enacted the aforementioned poison pill.  Even after we sent our February letter – and even after the shareholder vote in June – Obagi has continued to turn away parties interested in acquiring the Company.  Direct and specific proposals have been made by the CEOs of interested parties and by the investment bankers specifically retained to assist them with an Obagi acquisition.  Yet Obagi has never properly explored or attempted to qualify or negotiate these offers nor sought to solicit superior ones.  The message from the Obagi Board and CEO has been the same each and every time:  “Just. Go. Away.”

And this is not purely a recent phenomenon.  Obagi’s previous CEO – who even by Chairman Fitzgibbons’ account led “its successful initial public offering, developed and introduced several new products and saw its annual sales revenues grow from $56 million to $104 million”3 – was ultimately sacked by this same Board in 2010 because he wanted to sell the Company.  Industry leaders have told us similar stories of failed attempts stretching back almost a decade.  Time and again, Stonington Partners has refused to engage in meaningful dialog about a potential sale of Obagi.  The conclusion we draw is that there is not, has not been and under this Board never will be a good-faith willingness to consider selling Obagi.

This is not only a shame but a huge missed opportunity, because the aesthetics and dermatology sectors have been marked by strong and consistent strategic consolidation.  Last month, Allergan announced the acquisition of Obagi’s arch-rival, privately held SkinMedica, for more than $350 million.  SkinMedica makes similar, and competitive, topical facial aesthetic products and sells them through the same dermatology channels.  In September, Valeant announced the acquisition of Medicis, another player in aesthetic dermatology, for $2.6 billion.  Obagi has been and continues to be attractive to an array of potential acquirers from several industry sectors and geographies, and the synergy potential for many of them is significant.  It is incomprehensible that the Obagi Board will not even consider whether the strategic premium available to shareholders in such a transaction might be superior to the status quo.

*  *  *

The Obagi Board remains as entrenched as ever.  Now, you and Mr. Hummel – a Board member himself at the time you chose him to be CEO – are asking shareholders to wait another two years to let an unproven and controversial e-commerce project take wing.  We see no evidence to believe that it will ever succeed and, even worse, it could destroy the Company in the process.

Obagi is unique for many reasons, but top among them is that the products require a prescription and the vast majority of sales are conducted through the physician’s practice.  To support this business model Obagi has built a specialized physician salesforce that carries only Obagi products, and it has achieved remarkably strong penetration of high value dermatology and plastic surgery practices.  These elements combined are integral to Obagi’s brand, patient efficacy and high profitability for company and customer alike.  Other dermatology players have tried and failed to build direct sales teams, and even more covet such distribution for their own products.  The decision to launch a direct-to-consumer marketing and fulfillment business is thus an extremely risky strategic shift for Obagi, posing the potential for real or perceived channel conflict which could endanger Obagi’s core franchise.

As recently as March of 2012 Mr. Hummel stated that “I am enthusiastic in my belief that we can deliver a compounded annual growth rate in the next five years of approximately 15-20%.”4  On the earnings call that day, he reiterated that goal but shortened the window to 2016, i.e., four years.  In August, he stated that “[o]ur goal is to clearly double the size of the business.”5  So where was this growth going to come from?

From the beginning of his tenure Mr. Hummel alluded many times to significant international opportunities and identified this as a major component of his growth strategy.  In early 2011, he announced that the Company was spending $2 million just “to analyze certain international regions.”  In his two years of leading Obagi, international revenues have grown by about $4 million.  While the Company likes to speak of the growth of this area in percentage terms, the truth is that even if international grows substantially it is not going to make a material difference any time soon given its relatively small contribution in dollar terms to overall revenues of approximately $120 million.  Mr. Hummel also boasted that “I have a lot of background in terms of product development”6 and trumpeted Obagi’s R&D pipeline as another growth pillar.  He promised “two to three additions to the product line in 2012”7 and recently predicted “three additional products between now and the first half of [2013].”8  Those products that have made it to market so far haven’t even been doubles or singles, but more like bunts.  Mr. Hummel also spoke of leveraging the distribution with in-licensing of other products, a sensible idea, but none of it has materialized.9

Mr. Hummel thus appears to have concocted the internet scheme due to his inability to deliver upon his many different promises to grow organic revenues.  Despite his track record of over-promising and under-delivering, we are now asked to believe that Mr. Hummel can create and run a consumer-facing, vertically-integrated ecommerce business.  We are told it will be supported by cutting edge social media and marketing; operate in a multi-state regulatory environment; and deliver world-class logistics and fulfillment.  With the Board’s approval, Mr. Hummel rushed ahead with a plan to spend $11 million in just the first year on it, and he’s well on his way (it’s unfortunately one of the few commitments he has kept as CEO).  Even before finalizing the business plan, meeting with customers or obtaining a single state pharmacy license, the Company began construction of a 32,000 square foot distribution center.  Today it sits empty.  Surely there were more capital efficient means of launching such a test through partnerships or outsourcing.

Moreover, the plan’s execution to date has been shockingly inept.  In November of 2011, Mr. Hummel committed that the internet business was going “to be active by the middle of 2012.”10  The meter began running but the timing slipped, and in May of 2012 he promised Obagi was then “on track to launch our eCommerce platform later this year.”11  By August of 2012 he acknowledged that the physical facility itself wouldn’t even be completed until October, implying further delays.12  Finally, on the most recent earnings call Mr. Hummel was forced to admit just how astray his plan had gone:

[O]ur timelines have shifted and initial physician launch will now occur in Q2 2013 as opposed to Q4 [2012] timeframe we have previously discussed with you.  However, we felt it critical that all elements necessary to ensure success are in place prior to launch, namely a fully developed platform that would preserve the physician patient relationship, be legally compliant and have the best opportunity for a high adoption rate by our existing base business.13

With a “beta” launch in 2Q13 there are unlikely to be any material revenues from this plan until sometime in 2014 at the earliest, a point which Mr. Hummel conceded in response to an analyst’s question later during the call.  The second part of his statement is in some ways even more troubling, because it demonstrates that the Company had no clue what it was getting itself into when it began this experiment last year.  “In September, [we] went to a large physician group of some of our top providers and talked to them, and they want to put tweaks in. . . . Interestingly enough, they have a slightly different perspective on our e-commerce platform than other people would have.”14  Yes, that is interesting.  Wouldn’t it have been good to find that out by speaking to customers before spending several million dollars and misdirecting more than a year of the Company’s strategic focus?

The elliptical references to “physician patient relationship” and “legally compliant” in Mr. Hummel’s script are shorthand for the regulatory complexities involved in securing 50 state pharmacy licenses and the significant unresolved business model questions that remain.  In many states, for example, there are criminal statutes that prohibit physicians from receiving compensation from third parties for writing prescriptions.15  Apparently unaware of this until recently, Mr. Hummel initially explained that the products “will be sent by Obagi directly to the end-user” and then “the physician will be compensated and it will be tied into the purchase from the end-user.”16  Now that he has figured out that this is illegal, he has changed course and floated the idea that Obagi will ship the box to the doctor, who will then unpack and re-box the product, affix a new label and then re-ship it to the patient in order to try to circumvent these laws.  We are waiting to hear how excited physicians will be about moonlighting as postal clerks.

There are plenty of other examples but the conclusion is inescapable.  The Company has poured an enormous amount of time and money into a high-risk strategy that it hasn’t validated and that it doesn’t understand.  No one in this Company has the competence to build an internet-based consumer business.  Certainly not Mr. Hummel, who earned his stripes as the CFO of Watson Pharmaceuticals and at Merrill Lynch in the 1970s – hardly the qualifications needed for such an undertaking.  The Company appears to have simply made it up as it went along.

Where does this leave Obagi and its shareholders?  The Company has burned through almost $7 million of shareholder capital in less than nine months, and there is no end in sight.  Other than an empty warehouse in Utah, it has nothing to show for it.  It has unsettled its core physician customers, who question whether the plan will reduce the profitability of Obagi to them and curtail the office visits that drive cross-selling of other high margin products and services.  The changing justifications and explanations have damaged the Company’s brand and image.  The operational missteps and sliding timetable have also decimated what had remained of Mr. Hummel’s credibility.  Recall again his confidence at the beginning of 2012 that he could grow revenues 15-20% over the next four years (i.e., 2012-2016).  Based on the Company’s most recent guidance, 2012 revenues will grow approximately 5%; analysts currently forecast revenue growth of 6.5% in 2013 (and even that assumes some one-time benefit from the reintroduction of product in Texas).  The residual growth required to deliver upon Mr. Hummel’s lofty goals seems wishful at best.

This anemic growth is particularly inexcusable given the impressive results of many other aesthetics players.  It’s worth revisiting SkinMedica, Allergan’s recent acquisition.  SkinMedica has compounded its skin care revenues in excess of 25% per year over the last ten years.  SkinMedica’s revenues are currently running at about a $90 million annual rate and are expected to reach $120 million in 2013.  To put that in perspective, when Mr. Hummel took over as Obagi CEO in 2010 SkinMedica was approximately 1/3 of Obagi’s size (at about $42 million) and by the end of 2013 it is forecast to draw dead even with Obagi.  How is it possible that SkinMedica will have nearly tripled its sales in the three years since Mr. Hummel assumed the reins, while during the same period Obagi will have grown its revenues by less than 5% per year?  Mr. Hummel has not only allowed what was a small private company to steal a march on Obagi, but he has stood idly by while the largest and most successful player in aesthetics, Allergan, has now placed Obagi squarely in its competitive sights.  His blithe comments at an investor conference last week about this latter development strike us as dangerously naïve.

The internet plan has been the linchpin of the Company’s strategy, the justification for the Board’s and CEO’s continued employment and presumably the basis on which they have convinced themselves that they do not need to entertain the offers they have received to buy the Company.  Incredibly, after all of these blunders the Company now asks shareholders to give it another two years to see whether this inchoate concept will finally bear fruit.  We refuse to do so.  The risks are too high and the probability of success too low to indulge this any further.  From inception it has been marked by delays, extravagant spending and ad hoc decision making.  There is no reason to believe this will change and every reason to believe that it will continue to disappoint.  We return to the Board’s role in this:  How in good conscience could you have gambled on this unproven lark – going all in financially before even attaining proof of concept – while running the risk of irreparably damaging the Company?

*  *  *

Your failings as a Board are many and varied.  But they all stem from a common flaw:  Your incentives are misaligned with, and in many ways adverse to, those of shareholders.  You have but a de minimis economic stake in Obagi’s success and it appears to us that your paramount objective is perpetuating your control over the Company at all costs.    As a result of Stonington Partners engulfing influence, none of the normal checks and balances exist to hold you accountable or to keep you honest.  Accordingly, we have concluded that the only way to fix Obagi – indeed, to save it – is with the replacement of the Board with new, independent Directors.

We therefore intend to nominate the following six independent Director candidates at the 2013 annual meeting:

James B. Hickey, Jr., 59, is currently President and Chief Executive Officer of Phraxis, a privately held medical device company.  Mr. Hickey was the Chairman of the Board of Directors of Vital Images, which was acquired by Toshiba Medical Systems in June 2011.  From December 2005 to November 2008, Mr. Hickey was CEO and a Director of Myocor, a privately held medical device company.  He was previously CEO and a Director of Pulmonetic Systems, a privately held manufacturer of medical devices; CEO and a Director of Angeion, a publicly traded medical device company; and CEO of Aequitron Medical, a publicly traded manufacturer of medical devices.  Prior to that, Mr. Hickey spent 15 years with American Hospital Supply Corporation/Baxter Healthcare, including serving as President of their Hospitex and Respiratory/Anesthesia Divisions.  Mr. Hickey also previously served as a Director of Allied Healthcare Products.

Dr. George M. Lasezkay, Pharm.D, J.D., 61, is the President of Horizon Pharma Group, a consultancy to life science companies on strategy and business development.  He is the former Vice President for Corporate Development of Allergan, where he was a member of Allergan’s Executive Committee and had global responsibility for corporate strategic planning and business development including product licensing, major marketing collaborations, mergers and acquisitions and strategic alliances; prior to this position, he served as Assistant General Counsel for Allergan.  Dr. Lasezkay previously was an assistant professor of pharmacy at the State University of New York at Buffalo School of Pharmacy and has over ten years’ experience in clinical pharmacy practice and research.  Dr. Lasezkay currently serves on the Board of Directors of Amakem Therapeutics, a privately held Belgian ophthalmology company.  He has previously served as a Director of various public and private companies including Novagali Pharma, a publicly traded French biopharmaceutical company, where he served as Vice Chairman of the Supervisory Board until its acquisition by Santen Pharmaceutical Co. Ltd. in 2012 for $139 million; CollaGenex Pharmaceuticals, which was acquired by Galderma Laboratories in 2008 for $420 million; Urigen Pharmaceuticals; Sucampo Pharmaceuticals; Acuity Pharmaceuticals; and ISTA Pharmaceuticals.  Dr. Lasezkay is an active member of the State Bar of California and the District of Columbia and holds non-active pharmacy licenses in the states of California and New York.

Joseph V. Lash, 50, has been the Managing Member of VT Capital, a private equity investment firm, since November 2010.  Prior to that, he was a senior executive with Tontine Associates, a private investment partnership, beginning in July 2005.  Prior to Tontine, Mr. Lash held a number of senior positions in the mergers and acquisitions departments of leading Wall Street firms, including JPMorgan Chase and Kidder Peabody.  Mr. Lash has previously served as a Director of Exide Technologies; Integrated Electrical Services; Neenah Enterprises, where he served as Chairman of the Board of Directors; and Grand Union.  Mr. Lash previously served as a member of the Board of Trustees of Ohio Wesleyan University.

Kristin McDonnell, 49, has been the Managing Director of M33 Partners, a digital media strategy consultancy, since she founded the firm in 2010.  From 2004 to 2010, Ms. McDonnell was the CEO, Chairman of the Board and Co-Founder of LimeLife, a mobile software and digital media company, which served the largest audience of mobile U.S. female consumers at the time it was acquired by Total Beauty Media in 2010.  Ms. McDonnell has previously held senior marketing positions in a variety of digital media and consumer-oriented companies, including Xfire, a social networking service; There.com, a 3D virtual world; HearMe/Mpath, an early online community; and AT&T’s The Imagination Network.  Ms. McDonnell has also held positions at Electronic Arts, Lante Corporation, McKinsey & Company and IBM.  Ms. McDonnell sits on the Advisory Boards of Northwestern University’s Center for Entrepreneurship and Innovation and aisle411, a mobile commerce company.

J. Daniel Plants, 45, has been the Managing Partner of Voce Capital Management since founding the firm in 2010.  Prior to Voce, he served as a Managing Director and Head of Communications Technology and Media for Needham & Company LLC from July 2007 through May 2009.  Prior to that, Mr. Plants held a number of positions in leading Wall Street firms, including executive positions in investment banking at Goldman Sachs and JPMorgan Chase and as a corporate attorney with Sullivan & Cromwell.   He has previously served as a Director of Volunteers of America – Greater New York and the Bay Area Urban Debate League, which he co-founded and where he served as Vice Chairman.

Joseph E. Whitters, 54, has been an advisor to Frazier Health Care, a venture capital and private equity firm, since 2005.  From 1986 to January 2005, Mr. Whitters was employed in various capacities with First Health Group, a nearly $2 billion market capitalization managed healthcare company, including as Chief Financial Officer and Executive Vice President.  He currently serves as a Director of Omnicell, a medication automation and analytics company, and of InfuSystem Holdings, an oncology-focused medical device company.  Previously, he served on the Boards of Directors and the Audit Committees of various public companies including Mentor Corporation; Solexa; and Luminent Mortgage.

This slate of nominees is everything that the current Board is not.  First and foremost, they are independent in the fullest sense of the word.  Unlike the current Board, our nominees have no business ties to one another or (with the exception of Voce’s sole representative, Mr. Plants) to Voce.17  They will represent the interests of all Obagi shareholders.  None of them will ascend to the Board with any commitment to anyone, tacit or otherwise, to make any decisions or take any actions once elected.  We would also emphasize that the contents of this letter represent the views of the undersigned only and do not necessarily reflect the opinions or intentions of any Director nominees, who played no part in its drafting.

Second, they bring highly relevant industry expertise: Three of them have extensive operating experience in life sciences and two of those three have specific experience in the aesthetics industry.  Dr. Lasezkay previously oversaw all corporate strategy and business development activities at Allergan, and he is a licensed clinical pharmacist; Mr. Whitters served as Chairman of the Board of Mentor, which was acquired by Johnson & Johnson for $1.0 billion in 2009.  Mr. Hickey has led no fewer than six medical device companies and recently served as Chairman of the Board of another.  And Ms. McDonnell brings extensive experience in the internet, social media and ecommerce spaces, having recently been CEO of a company centered on exactly that with a specific demographic focus on females, Obagi’s primary user base.

Third, our nominees offer significant credibility on issues of corporate governance, public company reporting and compliance.  As a group they have wide and deep service on a number of public and private company Boards, including leadership of audit, compensation and other key committees; two of them are also former corporate attorneys.  Finally, they bring unsurpassed experience evaluating corporate strategy and executing transactions to enhance shareholder value.

*  *  *

We recognize it is somewhat odd to be discussing the June 2013 annual meeting in December of 2012.  However, this is a result of the advance notice provision contained in Obagi’s by-laws, which requires shareholders wishing to nominate directors to give the Company notice 90-120 days from the anniversary of the mailing of last year’s proxy materials.  Since proxy materials are typically mailed one or two months prior to the meeting, the practical result of this requirement is that shareholders must notify the Company some five or six months in advance of the annual meeting at which they intend to nominate directors.18

If necessary we will comply with this unreasonable, extended advance notice requirement.  However, there is no practical reason to delay the resolution of these issues.  The six members of the Board we seek to replace have an average tenure of seven years on the Board, the newest one having been first elected in 2007.  These Directors are famously known to shareholders – some might say infamously – and they hardly need more time to make the case for their continued service.  The vote on the poison pill was, as we stated at the time, a referendum on the Company’s leadership and strategy and we believe that most of the shareholders remain fully informed on the Company’s myriad issues.  Quite simply, there is no need to wait until next June to resolve these long-simmering disagreements.

At the same time, waiting until June to hold the annual meeting will likely result in the further deterioration of Obagi’s franchise value.  The Company simply cannot afford another six months of reckless leadership and wasteful spending on the Board and CEO’s internet dream.  And while we don’t believe a protracted, months-long proxy contest will alter the outcome of the vote, what it will do is compound the expense and distraction to the Company at the expense of shareholders.  The only people that stand to benefit from dragging this on through next June are you, the incumbent Directors, who would of course continue to warm your Board seats and collect your stipends in the interim.

We have retained a full team of advisors to represent us in this process, and we gather that you have already done so as well.  As we both appear to be prepared to commence this process immediately, let’s get on with it.  Accordingly, we call upon the Obagi Board to hold the 2013 annual meeting no later than February 28, 2013.

*  *  *

Respectfully yours,

VOCE CAPITAL MANAGEMENT LLC

By:           /s/ J. Daniel Plants
                 J. Daniel Plants
                 Managing Partner

1 While the Company has not granted our request to meet Ms. Leslie, her professional accomplishments are much more impressive than was implied by Mr. Hummel’s patronizing description of her as a “capable young lady” upon her appointment to the Board (earnings call August 2, 2012).  She appears to stand alone as the only Obagi Director not linked in some way to Stonington Partners.  Accordingly, we are inclined to give Ms. Leslie the benefit of the doubt and do not currently intend to challenge her reelection.
2 It is striking that the Board decided to go all-in on share repurchases at this time, passing up several opportunities in the past two years alone when there was ample cash available and when the stock traded at much lower prices.
3 Obagi press release dated October 11, 2010.
4 Obagi Press Release March 8, 2012.
5 Earnings call August 2, 2012.
6 Earnings call November 4, 2010.
7 Earnings call August 4, 2011.
8 Earnings call November 1, 2012.
9 Earnings call March 10, 2011.
10 Earnings call November 9, 2011.
11 Earnings call May 3, 2012.
12 Earnings call August 2, 2012.
13 Earnings call November 1, 2012.
14 Earnings call November 1, 2012 (emphasis added).
15 California, Florida and Texas, which represent almost 50% of Obagi’s revenues, prohibit such practices, and we believe other states do as well.  Such arrangements also run afoul of physicians’ ethical and professional obligations, such as those set forth by the American Medical Association.
16 Earnings call November 9, 2011.
17 Messrs. Lash and Plants overlapped in the mergers and acquisitions department of JPMorgan Chase for approximately 18 months more than a decade ago.  They have had no subsequent business relationship.
18 The perversity of this provision was illustrated at the 2012 meeting, when the quiet enactment of the poison pill in late December 2011 left concerned shareholders with little time to organize a slate of nominees, allowing the incumbent Board to coast to its sixth straight uncontested election.